March 13, 2012

Via EDGAR and overnight mail

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Contemporary Signed Books, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 3, 2012
File No. 333-178490

Dear Ms. Ransom:

We are counsel to Contemporary Signed Books, Inc. (the “Company” or “our client”). On behalf of our client, we respond as follows to the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”)’s comment letter dated February 29, 2012 relating to the above-captioned filing. Captions and section headings herein will correspond to those set forth in Amendment No. 2 to the Registration Statement on Form S-1 (“Registration Statement”), a copy of which has been marked with the changes from Amendment No.1 to Registration Statement on Form S-1, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

1

General

Comment          1.          We note your response to comment 7 in our letter dated January 11, 2012. Because the terms of the promissory note have not yet been determined by you and will be determined at the time of each sale, please indicate as much throughout your prospectus and include an appropriate risk factor concerning the fact that the terms are unknown and that investors will not be able to assess the risk of the promissory notes to the company. Please also address the following:

•	Please provide us with your counsel’s analysis as to how the issuance of stock pursuant to the unknown terms of a promissory note satisfies Section 152 of the Delaware General Corporation Law, which requires that consideration be paid in such form as the board of directors shall authorize such as cash, any tangible or intangible property or any benefit to the corporation. In doing so, please tell us at what point any shares that have been issued in partial consideration of a promissory note will be considered “fully paid and nonassessable;”
•	If the terms of the promissory notes are unknown, please also tell us what consideration you have given as to how your shares are being offered at a price that is fixed when it would appear that the consideration is variable depending upon the terms negotiated between the investor and the company; and
•	We note your indication that you cannot file a form of promissory note. Please file a form of promissory note that reflects as many of the terms that you anticipate requiring, including duration, interest rate and recourse provisions.

Response:          The Registration Statement has been revised throughout to indicate that the Company may choose to accept the payment in the form of promissory note, provided however, that payment by promissory notes shall be for the same price of $0.05 and shall be limited to 25% of the aggregate purchase proceeds. Please see page ii, 3, 13, 21, and 44 of the Registration Statement. In addition, we have included the requested risk factor. Please see page 11 of the Registration Statement.

             The Company’s counsel has been advised by the Company that before promissory notes are accepted as a payment for the shares being offered, such will be approved by the Company’s Board of Directors in accordance with the Delaware General Corporation Law. In addition, the shares shall be deemed to be “fully paid and non-assessable” only upon full payment of the promissory note.

             The Company intends that the purchase price for the shares will be set at $0.05 regardless of the payment method. In the event that the Board of Directors chooses to accept payment in the form of promissory notes, the only variable terms would be those relating to the duration of the note or the events of default.

             A form of the promissory note has been filed as Exhibit 99.1 to this Registration Statement.

2

Registration Statement Facing Page

Comment          2.          We note that you have reduced the number of shares you are offering. Please revise your fee table to reflect the reduction in shares being registered.

Response:          The fee table has been revised to reflect that the Company has reduced the number of shares the Company is offering. Please see the Registration Statement Cover Page.

Prospectus Summary, page 1

Corporate Background and Business Overview, page 1

Comment          3.          The amount of cumulative losses disclosed in the second paragraph differs from the net loss from inception to November 30, 2011 disclosed in the unaudited statements of operations. Please revise or clarify your disclosure accordingly.

Response:          The amount of cumulative losses disclosed in the second paragraph has been revised to conform to the net loss disclosed in the unaudited statement of operations. Please see page 1 of the Registration Statement.

Going Concern Consideration, page 1

Comment          4.          The reference to footnote 3 to your financial statements is incorrect. Please revise to reference footnote 6 to your financial statements.

Response:          The Registration Statement has been revised in response to this comment. Please see page 1 of the Registration Statement.

Summary Financial Information, page 1

Comment          5.          The net loss for the three months ended November 30, 2011 differs from the amount of net income reported in the unaudited statements of operations. Please revise or advise.

Response:          The net loss for the three months ended November 30, 2011 has been revised to conform to the amount of net income reported in the unaudited statement of operations. Please see page 1 of the Registration Statement.

Plan of Distribution, page 21

Comment          6.          On page 22, in the last sentence of the first full paragraph you state “Sales by the selling stockholders must be made at the fixed price of $0.05 until a market develops for our common stock.” Please revise this sentence to state that selling shareholders will sell at the fixed price until your shares are quoted on the OTC Bulletin Board.

3

Response:          The Registration Statement has been revised in response to the comment. Please see page 22 of the Registration Statement.

Our Business, page 27

Overview, page 27

Comment          7.          The amount of cumulative losses disclosed in the first paragraph differs from the net loss from inception to November 30, 2011 disclosed in the unaudited statements of operations. Please revise or clarify your disclosure accordingly.

Response:          The amount of cumulative losses disclosed in the first paragraph has been revised to conform to the net loss disclosed in the unaudited statement of operations. Please see page 27 of the Registration Statement.

Market Opportunity, page 28

Comment          8.          We note your response to comment 15 in our letter dated January 11, 2012. Please provide us with a copy of the report released by Bowker.

Response:          A copy of the report released by Bowker has been filed supplementally as Exhibit 1 to this Response Letter. In addition, the Company has revised paragraph 2 and footnote (2) in the section entitled “Product Development” according to the updated report. Please see page 34 of the Registration Statement.

Revenue, page 36

Comment          9.          We note that the amount of revenue disclosed in the first paragraph differs from the amount of revenue reported in the statements of operations. Please revise.

Response:          The amount of revenue disclosed in the first paragraph has been revised to conform to the unaudited statement of operations. Please see page 36 of the Registration Statement.

Executive Compensation, page 40

Comment          10.         We note that you updated this information as of a more recent date, however, it is not clear why you updated it through November 30, 2010, as opposed to August 31, 2011, the most recent fiscal year end. Please revise.

4

Response:          The Executive Compensation has now been updated through November 30, 2011. Please see page 40 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Going Concern Consideration, page 45

Comment          11.         The reference to footnote 3 in the last sentence is incorrect. Please revise to reference footnote 6 to the financial statements.

Response:          The Registration Statement has been revised to refer to footnote 6 in response to this comment. Please see page 45 of the Registration Statement.

Financial Statements, page 48

Statements of Cash Flows (Unaudited), page 4

Comment          12.         Please disclose the cumulative gain on forgiveness of debt for the period from inception to November 30, 2011.

Response:          The unaudited financial statement has been revised to disclose the cumulative gain on forgiveness of debt for the period from inception to November 30, 2011. Please see page Q4 of the unaudited financial statements.

Exhibit 23.1

Comment          13.         We note that the consent does not refer to the statements of operations, changes in stockholders’ equity and cash flows for the year ended August 31, 2011. Please revise.

Response:          The Auditor’s Consent has been revised to specifically refer to the statement of operations, changes in stockholders’ equity and cash flows for the year ended August 31, 2011. Please see Exhibit 23.1 of the Registration Statement.

************

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to contact the undersigned at (212) 752-9700 if you have any questions. Thank you.

Very truly yours,

/s/ Arthur S. Marcus
Arthur S. Marcus, Esq.

5

Bowker - Print isn't dead, says Bowker's Annual Book Production Report Page 1 of 2

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Print isn't dead, says Bowker's Annual Book Production Report

Traditional publishing grows a modest 5%, while POD sends print total over a record 3 million

New Providence, NJ - May 18, 2011 - Bowker, the global leader in bibliographic information, released its annual report on U.S. print book publishing, compiled from its Books In Print® database. Based on preliminary figures from U.S. publishers, Bowker is projecting that despite the popularity of e-books, traditional U.S. print title output in 2010 increased 5%. Output of new titles and editions increased from 302,410 in 2009 to a projected 316,480 in 2010. The 5% increase comes on the heels of a 4% increase the previous year based on the final 2008-2009 figures.

The non-traditional sector continues its explosive growth, increasing 169% from 1,033,065 in 2009 to an amazing 2,776,260 in 2010. These books, marketed almost exclusively on the web, are largely on-demand titles produced by reprint houses specializing in public domain works and by presses catering to self-publishers and "micro-niche" publications.

"These publication figures from both traditional and non-traditional publishers confirm that print production is alive and well, and can still be supported in this highly dynamic marketplace," said Kelly Gallagher, vice president of publishing services for Bowker. "Especially on the non-traditional side, we're seeing the reprint business' internet-driven business model expand dramatically. It will be interesting to see in the coming years how well it succeeds in the long-term."

In traditional publishing, SciTech continues to drive growth

Continuing the trend seen last year, science and technology were the leading areas of growth as consumers purchased information for business and careers. Major increases were seen in Computers (51% over 2009, with an average five-year growth rate of 8%), Science (37% over 2009, with an average five-year growth rate of 12%) and Technology (35% over 2009, with an average five-year growth rate of 11%). Categories subject to discretionary spending were the top losers, perhaps still feeling the effects of a sluggish economy. Literature (-29%), Poetry (-15%), History (-12), and Biography (-12%) all recorded double digit declines. Fiction, which is still the largest category (nearly 15% of the total) dropped 3% from 2009, continuing a decline from peak output in 2007. Religion (-4%) fell to 5th place behind Science among the largest categories.

Top book production categories:

Rank	Category	2010	2009
1.	Fiction	47,392	48,738
2.	Juveniles	32,638	3,028
3.	Sociology/Economics	28,991	26,904
4.	Science	21,414	15,608
5.	Religion	19,793	20,527

Non-traditional Print-on-Demand is concentrated in a handful of houses
In 2008, the production of non-traditional print-on-demand books surpassed traditional book publishing for the first time and since then, its growth has been staggering. Now almost 8 times the output of traditional titles, the market is dominated by a handful of publishers. In fact, the top three publishers accounted for nearly 87% of total titles produced in 2010. A look at the top publishers by title output in 2010 shows who is providing this content, primarily through the web marketplace. SciTech mainstay Springer is the only traditional publisher represented.

Publisher	2010 ISBN count
BiblioBazaar	1,461,918
General Books LLC	744,376
Kessinger Publishing, LLC	462,480
Books LLC	54,737
CreateSpace	34,243
Springer	16,517
Lulu Enterprises Inc.	11,127
Xlibris Corporation	10,680
AuthorHouse	8,502

DOWNLOAD THE FULL STATISTICS REPORT HERE:
http://www.bowkerinfo.com/pubtrack/AnnualBookProduction2010/ISBN_Output_2002-2010.pdf

Methodology
Numbers are gathered as a result of Bowker's maintenance of the industry's bibliographic database Books In Print and reported through PubTrack Production Trends Analysis. Books In Print is the only bibliographic database with more than 12.8 million U.S. book, audiobook and video titles. It is widely regarded throughout the publishing industry as the most authoritative and comprehensive source of bibliographic data available worldwide, and has been a trusted source of information in North America for more than 50 years. Audiobooks and e-books are excluded. If changes in industry estimates occur, they will be reflected in a later published report.

About Bowker
Bowker is the world's leading provider of bibliographic information management solutions designed to help publishers, booksellers, and libraries better serve their customers. The company is focused on developing various tools and products that make books easier for people to discover, evaluate, order, and experience, as well as

Contact Information

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Phone: 248-349-7810

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Bowker - Print isn't dead, says Bowker's Annual Book Production Report

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